Exhibit 12.1

Diversey, Inc.

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(dollars in thousands)

	Historical							Pro Forma
	For the fiscal year ended					For the three months ended		For the fiscal year ended
	December 29, 2005	December 29, 2006	December 28, 2007	December 31, 2008	December 31, 2009	April 3, 2009	April 2, 2010	December 31, 2009
Earnings (a)	$(71,786)	$(237,253)	$(29,048)	$30,099	$83,602	$(2,057)	$20,138	$55,672
Plus:
Fixed charges	169,222	145,927	130,746	130,599	120,458	30,221	34,086	137,599
Amortization of capitalized interest	210	235	134	88	62	15	6	62
Less
Interest capitalized	(210)	(78)	(115)	(70)	—	—	—	—

Adjusted “earnings”	$97,436	$(91,169)	$101,717	$160,716	$204,122	$28,179	$54,230	$193,333

Fixed charges:
Interest expense on debt	$142,853	$120,578	$106,602	$105,400	$96,936	$24,171	$27,822	$114,077
Interest capitalized	210	78	115	70	—	—	—	—
One-third of rental expense for all operating leases (b)	26,159	25,271	24,029	25,129	23,522	6,050	6,264	23,522

Total fixed charges	$169,222	$145,927	$130,746	$130,599	$120,458	$30,221	$34,086	$137,599

Ratio of earnings to fixed charges (unaudited)	0.58	(0.62)	0.78	1.23	1.69	0.93	1.59	1.41

(a)	Earnings consists of income (loss) from continuing operations before income taxes less income from equity investments less net income (loss) attributable to noncontrolling interests
(b)	Considered to be representative of the interest factor in rental expense